December 9, 2019

James J. Dolan
Chief Executive Officer
GPAQ Acquisition Holdings, Inc.
780 Fifth Avenue South
Naples, FL 34102

       Re: GPAQ Acquisition Holdings, Inc.
           Registration Statement on Form S-4
           Filed November 12, 2019
           File No. 333-234655

Dear Mr. Dolan:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed November 12, 2019

Reasons for the Business Combination
GPAQ's Reasons for the Business Combination, page 7

1. We note your disclosure that "[s]ignificant redemptions by GPAQ stockholders, absent a
       PIPE equity investment obtained by the Closing, will leave HOFV with a level of indebtedness at the closing that is impossible to currently predict." Please provide more detail about this PIPE equity investment, including what steps you have currently taken, and the steps you intend to take in the future, to obtain a PIPE equity investment. Please also disclose the estimated amount of the PIPE equity investment you intend to obtain.
Transaction Execution Risk; Liquidation of the Company, page 8

2. We note your disclosure that the deadline to consummate the business combination is
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         January 29, 2019, "assuming all options to extend are exercised." Please briefly describe the options currently available to you for extending the date by which the business combination must be consummated and any material risks that such options will not be extended.
Interests of GPAQ's Directors and Officers in the Business Combination, page 34

3. We note your disclosure that your Sponsor has contributed certain amounts to you in connection with the extension of the deadline for 30 days from October 29, 2019 to
         November 30, 2019. Considering that the deadline appears to have been extended to
         January 29, 2020, please disclose any additional contributions made by your Sponsor in relation to December 31, 2019 and January 29, 2020.
Unaudited Pro forma Combined Financial Information
Basis of Pro Forma Presentation, page 40

4. Please tell us why the shares of common stock to be issued to HOFV shareholders disclosed in the 5th paragraph does not agree to the number of shares disclosed in
         Consideration to the Newco Holders in the Business Combination on page
4. Please also
         tell us why the percentages of shares owned by Newco Holders, GPAQ's Sponsor, officers, directors and other holders immediately following the Business Combination in the 6th and 7th paragraphs do not agree to information disclosed in Impact of the Business
         Combination on GPAQ's Public Float on page 6.
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 42

5. We note your disclosure in note (7) regarding the issuance of shares and payment of cash in satisfaction of outstanding fees, expenses and notes payable. Please disclose each of the debt obligations and the amounts satisfied or partially satisfied with the issuance of the common stock and cash payment and the amounts of the fees, expenses and accrued interest satisfied with the issuance of the comment stock.
6. We note your disclosure in note (8) regarding the issuance of shares in satisfaction of prior outstanding debt. Please disclose the debt obligations satisfied or partially satisfied with the issuance of common stock.
7. Please provide us with a reconciliation of outstanding debt and preferred equity converted to equity disclosed in the notes to the disclosure on page 8 that approximately $144.3 million of HOFV's outstanding debt and preferred equity is expected to convert into equity.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page
45

8. Please provide us with a reconciliation of public shares, sponsor shares and shares issued in the Business Combination outstanding in note (4), based on the outstanding shares of
         GPAQ at June 30, 2019 and the disclosures in the notes to the Unaudited Combined
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         Balance Sheet on page 42.
Comparative Share Information, page 46

9. Please revise to provide equivalent pro forma per share data and equivalent book value per share of HOFV. The equivalent pro forma per share amounts should be calculated by multiplying the pro forma income (loss) per share and pro forma book value per share of
         GPAQ by the exchange ratio so that the per share amounts are equated to the respective values for one share of HOFV. Please refer to Item 3 (f) of Form S-4. "The forward-looking statements contained in this proxy statement/prospectus . .. .", page 47

10. We note your disclosure that "prospective investors are cautioned not to place any reliance on the forward looking statements" in your prospectus/proxy statement. Considering your disclosure that investors should not place any reliance on your forward looking statements, please explain how you determined that including the same in your filing was appropriate.
Risk Factors, page 47

11. Please provide risk factor disclosure related to the approval of the provision in the Charter
         Amendments Proposal resulting in the combined company having a classified board, including the anti-takeover effects of this provision.
Risks Relating to HOFV
"The projections contained in Investor Presentations previously filed . . .", page 47

12. We note your disclosure that, "[p]rior to the date of this proxy statement/prospectus, certain investor presentations were made publicly available in GPAQ's filings with the
         SEC." Please reference the specific form(s) and date(s) of the filings containing these projections, for ease of reference for investors. Please also tell us why you did not include these projections in you prospectus/proxy statement. In this regard, to the extent management considered or relied upon these projections in determining whether to enter into the business combination, please disclose these projections in the "Background of the
         Business Combination" disclosure, or tell us why you are not required to do so.
"We may not be able to continue as a going concern.", page 48

13. Please clarify in this risk factor whether the opinion that you may not be able to continue as a going concern is management's opinion, your independent auditor's opinion, or both.
"We are relying on various forms of public financing to finance the Company.", page 50

14. You disclose that, if you are unable to realize the expected benefits from TDD funds, TIF funds, grants, and tax credits, you may need to obtain alternative financing through "other means." Please describe these other means, and the related risks to investors of pursuing each of these other means of funding.
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"Our business depends on the brand of the Pro Football Hall of Fame.", page 51

15. Please file the License Agreement and Media License Agreement as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item
         601(b)(10) of Regulation S-K.
"We rely on sponsorship contracts to generate revenues.", page 51

16. Please file the Naming Rights Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of
         Regulation S-K. As a related matter, please file any other material sponsorship agreements and, in an appropriate place in your filing, provide a brief description of the terms of these agreements.
17. Please briefly describe the circumstances that would constitute a "material breach" under the Naming Rights Agreement.
"Our $65 million loan agreement with GACP Finance Co., LLC. . .", page 56

18. Please clarify whether you met the Fundraising Obligation by the extended deadline, or otherwise resolved the default of this covenant after it was waived in connection with the extension of the deadline, and whether you currently meet this obligation.
"There can be no assurance that HOFV will be able to obtain a construction loan
.. . .", page 56

19. Please file the Letter of Representations, as well as the promissory notes and loan and security agreement disclosed in the following risk factor, as exhibits to your registration statement, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation
         S-K. As a related matter, in an appropriate place in your filing, please provide a description of the terms of the Letter of Representations.
"If GPAQ does not consummate a business combination by . . .", page 59

20. Please briefly describe the "certain circumstances," under which your public stockholders may receive less than $10.10 per share on the redemption of their shares.
"The working capital available to the post-combination business . . .", page 60

21. Please disclose whether and to what extent holders of Founders Notes have currently agreed to elect to convert these notes at the Effective Time.
"GPAQ has not obtained an opinion from an independent investment banking firm . .. .", page 61

22. We note your disclosure that GPAQ's board and management concluded that the Business
         Combination was in the best interest of GPAQ stockholders. In an appropriate place in your filing, please describe the factors considered by management and the board in determining that the Business Combination is fair to your shareholders, considering your disclosure that you have not obtained a fairness opinion from an independent investment
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December 9, 2019
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         firm.
Background of the Business Combination, page 79

23. Please enhance your disclosure in this section to provide a discussion of any alternative transactions considered by you, other than the current business combination. For example, discuss contacts with other interested parties, the industry in which these parties operated, the extent to which negotiations occurred with these parties, and the reasons why you ultimately did not pursue the alternative transactions considered, if any.
24. Please provide more detail regarding you relationship with M. Klein and Company and its affiliates. In this regard, we note your disclosure that affiliates of
M. Klein and Company
         was present and telephone and in-person meetings regarding the execution of the NDA with HOFV and the initial review of due diligence materials.
Business Strategy
Overview, page 105

25. Please disclose how you determined that the brands upon which HOFV intends to capitalize are "the most powerful brands in sports." Please also briefly describe the brands to which you refer.
About Phase II, page 106

26. We note your disclosure that "[t]here are several multi-million dollar partnerships in discussion across [a] wide range of categories including beverages, telecom and autos."
         Please provide more detail regarding the progress of these discussions. For example, discuss any preliminary or other agreements related to these multi-million dollar partnerships. As a related matter, please clarify why is meant by "advanced discussions"
         with Media leaders, related to your Media Development.
27. We note your disclosure that you have "begun exploring additional growth verticals as part of Phase II." Please clarify the meaning of "begun exploring," including the steps you have taken towards researching or developing opportunities related to these additional growth verticals.
About Phase III, page 108

28. We note your disclosure that "there has been significant planning for Phase III
FirstName LastNameJames J. Dolan
       expansion." Please disclose the estimated date by which you expect to begin
Comapany NameGPAQ Acquisition Holdings, Inc.
       implementing this planning, as well as an estimated date of completion, if you are able to
December 9, 2019 Page 5at this time.
       estimate the same
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Management's Discussion and Analysis of Financial Condition and Results of Operations of
GPAQ
Results of Operations, page 123

29.      Please include a discussion and analysis for the year ended December
31, 2018.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
HOFV
Liquidity and Capital Resources, page 130

30. We note your disclosure that "the Company is pursuing subordinated debt financing from a third party for $50 million with an expected close in November 2019." Please update your filing to disclose whether this subordinated debt financing closed in November
         2019. If not, please provide more detail regarding the steps currently necessary to close this financing.
Certain Anti-Takeover Provisions of Delaware Law and Holdings' Proposed Amended and
Restated Certificate of Incorporation
Exclusive Forum Selection, page 142

31. We note your disclosure that "[the] forum selection provision does not apply to claims under the Securities Act or the Exchange Act," but your certificate of incorporation does not state the same. Please amend your exhibit to state that the forum selection provision does not apply to federal securities law claims, or tell us how you will inform future investors that this clause does not apply to federal securities law claims.
Legal Matters, page 152

32. You disclose that "Pillsbury Winthrop Shaw Pittman LLP will pass upon the certain tax matters relating to the Business Combination." If this tax opinion is intended to be a short form tax opinion, please disclose in your "Material U.S. Federal Income Tax
         Considerations" disclosure that the relevant disclosure is the opinion of Pillsbury
         Winthrop Shaw Pittman LLP. See Section III.B. of Staff Legal Bulletin No. 19.
Index to Financial Statements, page F-1

33. Please tell us your consideration of including financial statements for GPAQ Acquisition
         Holdings, Inc.
Condensed Consolidated Statements of Operations , page F-54

34. Please tell us your basis for recognizing revenues from sponsorships, net of activation costs citing the authoritative guidance you applied.
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Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Investment in Joint Venture, page F-59

35. Please tell us the financial statement activity related to this investment and the lines items where such activity is presented.
Note 6: Sponsorship Revenue and Associated Commitments
Constellation NewEnergy, Inc., page F-67

36. Please tell us how you account for the rights to Constellation and its employees as detailed in the agreement referencing authoritative literature that supports your accounting treatment.
37. You disclose scheduled 2019 revenues of $500,000 to be recognized on a straight-line basis. Page F-46 states that $649,882 of net sponsorship revenue was recognized in the six months ended June 30, 2019. Please explain to us how you determined the amount of revenue recognized for the six months ended June 30, 2019.
First Data Merchant Services LLC, page F-67

38. You disclose scheduled 2019 revenues of $250,000 to be recognized on a straight-line basis. Page F-46 states that $73,677 was recognized in the six months ended June 30,
         2019. Please explain to us how you are applying the straight-line basis in computing revenue to be recognized and how you determined the amount of revenue recognized for the six months ended June 30, 2019. In addition, if applicable, please disclose the required activation spend.
Note 9: Related-Party Transactions, page F-70

39. Please provide us with a reconciliation of the amounts due to affiliates for the year ended
         December 31, 2018 to the amount presented in the consolidated balance sheet.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Adam Phippen at (202) 551-3336 or William Thompson at
(202) 551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Stephen Cohen